Exhibit 99.1

TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold Reports 150,439 Ounces of Gold Produced in Fourth Quarter

532,319 Ounces of Gold Produced in 2022

All dollar figures are in US dollars, unless otherwise indicated.

This is a “designated news release” for the purposes of the Company’s prospectus supplement dated November 21, 2022, to its short form base shelf prospectus dated November 21, 2022.

January 11, 2023 – Vancouver, BC – Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) (“Equinox Gold” or the “Company”) is pleased to report that the Company recorded its strongest production quarter for the year with 150,439 ounces of gold produced in Q4 2022, for full-year 2022 production of 532,319 ounces of gold. The Company ended the year with approximately $200 million in cash.

The 2022 production and cash balance figures are preliminary and subject to change when the Company releases its Q4 2022 and annual 2022 financial and operating results in late February.

Greg Smith, President & CEO of Equinox Gold commented: “Q4 was our strongest production quarter in what was overall a challenging year for the Company from an operational perspective, with both inflationary cost pressures and underperformance at some of our mines. However, 2022 was also a year of substantial progress. The Greenstone team continued to advance construction of the mine on budget and on track to pour gold in the first half of 2024. We achieved commercial production at our new Santa Luz Mine in Brazil, commenced permitting for the Castle Mountain Phase 2 expansion, advanced the feasibility study and permitting for development of the Aurizona underground deposit, and demonstrated the potential for a significant expansion at Los Filos.

“We ended the year well funded and with strong liquidity, with approximately $200 million in cash, an additional $127 million available to draw on our revolving credit facility plus another $100 million with the accordion feature, and equity investments with a current market value of $275 million.”

2022 Highlights

Operations

•	Produced 532,319 ounces of gold, sold 532,127 ounces of gold

•	Cash costs and all-in-sustaining costs will be provided with the Company’s annual 2022 financial and operating results in late February

Development

•	Advanced Greenstone to 65% complete overall at year-end 2022, while remaining on budget and on track to achieve first gold pour in H1 2024

•	Completed construction and achieved commercial production at Santa Luz

•	Commenced permitting for the Castle Mountain Phase 2 expansion, which would extend the mine life to 21 years and increase production to on average more than 200,000 ounces per year

•

Increased Los Filos Mineral Reserves by 44% and completed a positive feasibility study for construction of a carbon-in-leach plant to process higher-grade ore concurrent with existing heap leach processing, which would extend the mine life and increase production to on average 280,000 ounces per year, with peak production of 360,000 ounces per year

Suite 1501 - 700 West Pender St., Vancouver, BC    Canada    V6C 1G8

ir@equinoxgold.com    +1 604.558.0560    www.equinoxgold.com

•

Received permits for three portal locations for an exploration ramp in anticipation of underground development at Aurizona, continued to drill the underground resource, advanced the expansion feasibility study

Corporate

•	Strengthened balance sheet:

•	Expanded the credit facility to $700 million with an additional $100 million accordion feature, and extended the maturity date to July 2026 with the option for a one-year extension

•

Sold a portion of the Company’s shares in Solaris Resources (TSX: SLS) for gross proceeds of C$70 million and received C$50 million from the sale of Solaris shares on the exercise of warrants the Company granted in 2021

•	Closed the sale of the Mercedes Mine for $75 million cash, a $25 million note receivable, a 2% net smelter return and 24.73 million shares of Bear Creek Mining Corporation (TSXV: BCM)

•	Ensured financial resiliency by filing a $500 million base shelf prospectus and implementing a $100 millionat-the-market equity offering program

•	Launched Sandbox Royalties Corp., a new diversified metal royalties company in which Equinox Gold holds a 34% interest

•

Cash balance (unrestricted) at December 31, 2022 of approximately $200 million (unaudited), with an additional $127 million available to draw under the revolving credit facility plus the $100 million accordion feature, and an equity investment portfolio with a market value of approximately $275 million at January 6, 2023

ESG (Environment, Social and Governance)

•	Achieved a Total Recordable Injury Frequency Rate per million hours worked of 2.17, 36% better than the 2022 target and 29% better than 2021 performance

•	Achieved a Significant Environmental Incident Frequency Rate per million hours worked of 0.63, 61% better than the 2022 target and 7% better than 2021 performance

•

Entered into wind and solar power contracts for select Brazil operations, which will result in reduced greenhouse gas (GHG) emissions and approximately $70 million in savings over the 10-year contracts

•	Expanded ESG reporting disclosure to include Global Reporting Initiative (GRI) and Sustainability Accounting Standards Board (SASB) metrics

2022 Production Summary

Production increased during Q4 2022 to 150,439 ounces of gold, the strongest production quarter for the year. However, full-year production of 532,319 ounces of gold was below the lower end of production guidance as the result of operational challenges earlier in the year at Los Filos and Aurizona that continued to affect production in the fourth quarter, as forecast in the Company’s third quarter results release. Production was further affected by lower-than-expected recoveries at Santa Luz, including during the fourth quarter. While operations largely improved during Q4 2022, including at Los Filos and Aurizona, the Company continues to work on improving recoveries at Santa Luz and managing costs across the operations, and plans to provide 2023 production and cost guidance in late February.

	2022 Actuals (oz of gold)	2022 Guidance (oz of gold)[1]
Mesquite	123,965	120,000 - 130,000
Castle Mountain	23,227	25,000 - 35,000
Los Filos	133,723	155,000 - 170,000
Mercedes[2]	13,631	—
Aurizona	102,368	120,000 - 130,000
Fazenda	65,641	60,000 - 65,000
Santa Luz	37,625	45,000 - 55,000
RDM	32,139	25,000 - 30,000
Total[3]	532,319	550,000 - 615,000

1.

Guidance was updated on August 3, 2022 to reflect the disruption to mining and operations at RDM, a longer-than-expected ramp-up at Santa Luz that prolonged pre-commercial production and inflation on a consolidated basis. 2. Production attributable to Equinox Gold prior to the sale of the Mercedes Mine to Bear Creek Mining Corporation on April 20, 2022. Mercedes production was not included in fiscal 2022 guidance. 3. Totals may not sum due to rounding.

About Equinox Gold

Equinox Gold is a growth-focused Canadian mining company with seven operating gold mines, construction underway at a new project, and a clear path to achieve more than one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold’s common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold’s portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Equinox Gold Contacts

Greg Smith, President & CEO

Rhylin Bailie, Vice President Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

Cautionary Notes

Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this news release relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operating performance; the Company’s ability to successfully advance its growth and development projects, including the construction of Greenstone and the expansions at Los Filos, Aurizona and Castle Mountain; the strength of the Company’s balance sheet, and the Company’s liquidity and future cash requirements; the aggregate value of common shares that may be issued pursuant to the at-the-market equity offering program; the potential future offerings of securities under the base shelf prospectus or corresponding registration statement and any prospectus supplement; the expectations for the Company’s investments, including in Sandbox, Solaris and Bear Creek; and the timing for release of the Company’s production and cost guidance for 2023. Forward-looking statements or information generally identified by the use of the words “will”, “achieve”, “expect”, “advance”, “ensure”, “clear path”, and similar expressions and phrases or statements that certain actions, events or results “could”, “would” or “should”, or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include: Equinox Gold’s ability to achieve the production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company’s projects and future cash requirements; construction at Greenstone being completed and performed in accordance with current expectations; the expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries remaining consistent with mine plans; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade; the Company’s working history with the workers, unions and communities at Los Filos; that all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company’s ability to comply with environmental, health and safety laws; the strategic vision for Sandbox, Solaris, i-80 Gold, Bear Creek, Inca One and Pilar Gold and their respective abilities to successfully advance their businesses; and the ability of Bear Creek, Inca One and Pilar Gold to meet their respective payment commitments to the Company. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the effect of blockades and community issues on the Company’s production and cost estimates; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry; a successful relationship between the Company and Orion; the failure by Bear Creek, Inca One or Pilar Gold to meet one or more of their respective payment commitments to the Company; and those factors identified in the Company’s MD&A dated March 19, 2021 and its Annual Information Form dated March 24, 2022, both of which relate to the year-ended December 31, 2021, and in the Company’s MD&A dated November 2, 2022 for the three and nine months ended September 30, 2022, all of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management’s views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

Technical Information

Doug Reddy, M.Sc., P.Geo., Equinox Gold’s Chief Operating Officer, and Scott Heffernan, M.Sc., P.Geo., Equinox Gold’s EVP Exploration, are Qualified Persons under National Instrument 43-101 for Equinox Gold and have reviewed approved the technical content of this document.

Non-IFRS Measures

This news release refers to all-in sustaining costs (“AISC”) per ounce sold, which is a measure with no standardized meaning under International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other companies. Its measurement and presentation is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-IFRS measures are widely used in the mining industry as measurements of performance and the Company believes that they provide further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. Refer to the “Non-IFRS measures” section of the Company’s Management’s Discussion and Analysis for the period ended September 30, 2022, for a more detailed discussion of this non-IFRS measure and its calculation.